Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Dupilumab Significantly Reduced Steroid Use, Asthma Attacks, and Improved Lung Function in a Phase 3 Study of People with Severe Steroid-Dependent Asthma

*	First study with a biologic to show benefit in severe steroid-dependent asthma population that enrolled patients regardless of blood eosinophil levels or any other Type 2 biomarkers at baseline

*	Pivotal program is first with a biologic to show consistent reductions in asthma attacks and improvements in lung function across a broad population of uncontrolled asthma patients

Paris, France and Tarrytown, NY – October 31, 2017 – Sanofi and Regeneron Pharmaceuticals, Inc. today announced that the Phase 3 investigational study evaluating dupilumab in adults and adolescents with severe, steroid-dependent asthma met its primary endpoint and key secondary endpoints.

For the primary endpoint, at 24 weeks in the overall population, dupilumab added to standard therapies significantly reduced the use of maintenance oral corticosteroids (OCS) by 70 percent on average (median reduction of 100 percent) compared to 42 percent with placebo (median reduction of 50 percent) (p less than 0.0001). In prespecified analyses of patients with baseline eosinophil counts greater than or equal to 300 cells/microliter, adding dupilumab significantly reduced OCS use by 80 percent on average (median reduction of 100 percent) compared to 43 percent for placebo (median reduction of 50 percent)(nominal p equals 0.0001).

At 24 weeks, despite the reduced use of OCS, patients treated with dupilumab had 59 percent fewer attacks (exacerbations) in the overall population (p less than 0.0001) and 71 percent fewer attacks in patients with eosinophil counts greater than or equal to 300 cells/microliter. Also at 24 weeks, compared to placebo, dupilumab improved lung function, as assessed by forced expiratory volume over one second (FEV1) by 220ml (15 percent) in the overall population (p equals 0.0007) and by 320ml (25 percent) in patients with eosinophil counts greater than or equal to 300 cells/microliter (nominal p equals 0.0049).

“This Phase 3 study showed that most severe asthma patients could substantially reduce their dependence on oral corticosteroids, with half completely eliminating their use of oral corticosteroids, which are not recommended for long-term use and can carry significant and potentially irreversible safety risks. Importantly, despite a reduction in oral corticosteroid use, dupilumab was associated with an improvement in lung function. This is the third study in which dupilumab has demonstrated a reduction in asthma attacks and improvement in lung function in a broad group of patients with uncontrolled asthma – this effect was most profound in patients with elevated markers of Type 2 allergic inflammation, such as an eosinophil count over 300,” said George D. Yancopoulos, M.D., Ph.D., President and Chief Scientific Officer of Regeneron. “Dupilumab blocks the IL-4/IL-13 pathway, which is emerging as a central driver of Type 2 allergic inflammation. We remain committed to investigating dupilumab in other Type 2 inflammatory diseases including eosinophilic esophagitis, nasal polyps, pediatric atopic dermatitis and food allergy.”

“This Phase 3 study enrolled severe steroid-dependent asthma patients regardless of eosinophil levels or other biomarkers at baseline, and the results showed improvements compared to placebo on lung function and exacerbations across patient subgroups – those with baseline eosinophil counts above 300 cells/microliter, above 150 cells/microliter and below 150 cells/microliter,” said Elias Zerhouni, M.D., President, Global R&D, Sanofi. “It is striking that dupilumab showed a consistent improvement in lung function across the pivotal asthma program, as this is critically important for patients with severe asthma struggling with declines in their everyday breathing ability.”

The safety and tolerability profile of dupilumab in this study was consistent with previous studies. There were more dupilumab treated patients with injection site reactions (9 percent dupilumab vs. 4 percent placebo). There were more dupilumab treated patients with an increase in eosinophil counts (14 percent dupilumab vs. 1 percent placebo), most of which were mild and the vast majority of which resolved. The overall rates of adverse events, including infections, conjunctivitis, and herpes were comparable between the dupilumab and placebo groups.

Patients with severe chronic asthma live with a profound decrease in their lung function, approximately 52 percent of predicted normal for those in this study at baseline, which impacts their ability to breathe normally, and may lead to frequent exacerbations that require acute treatment. These problems occur even in patients who are treated with chronic OCS to manage their symptoms.

In the Phase 3 study, known as LIBERTY ASTHMA VENTURE,, additional secondary endpoint results at 24 weeks included the following:

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In the overall population, 80 percent of patients who received dupilumab reduced their OCS dose by at least half while maintaining overall asthma control compared to 50 percent of patients who received placebo (p less than 0.0001). In patients with eosinophil counts greater than or equal to 300 cells/microliter (high EOS), dupilumab allowed for a reduction in the OCS dose by at least half in 88 percent of patients compared to 52 percent for placebo (nominal p equals 0.0011).

•

In the overall population, 69 percent of patients who received dupilumab reduced their OCS dose to less than 5 mg per day while maintaining asthma control compared to 33 percent of patients who received placebo (p less than 0.0001); in the high EOS group, 84 percent of dupilumab patients reduced their OCS dose to less than 5 mg per day compared to 40 percent for placebo (nominal p equals 0.0002).

“Severe, uncontrolled asthma can lead to a dependence on oral corticosteroids, with systemic steroid exposure potentially leading to serious short- and long-term adverse effects, including weight gain, diabetes, osteoporosis, glaucoma, anxiety, depression, cardiovascular disease and immunosuppression,” said Professor Mario Castro, M.D., MPH, FCCP, Washington University School of Medicine in St. Louis. “There is an urgent need for new therapies that can decrease or eliminate chronic oral corticosteroid use, as well as reduce severe asthma attacks and improve lung function in this difficult-to-treat patient population.”

The VENTURE study enrolled 210 patients (103 in the dupilumab arm and 107 in the placebo arm) with severe asthma and regular use of maintenance OCS in the six months prior to enrollment in the study. In the study, the prescribed OCS was prednisone or prednisolone. Patients were randomized using a 1:1 ratio and treated with either dupilumab (300 mg every other week with a loading dose of 600 mg) or placebo. The median baseline eosinophil count in the study was 260 eosinophils/microliter.

Detailed results from this study will be submitted for presentation at a future medical congress. VENTURE is the third trial in the uncontrolled persistent asthma pivotal clinical program and follows positive results from the Phase 3 QUEST study and Phase 2b pivotal study of dupilumab. The companies plan to submit a Supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) by the end of this year. Also included in the LIBERTY ASTHMA clinical development program is the TRAVERSE trial, a long-term safety extension study. The potential use of dupilumab in asthma is currently under clinical development and the safety and efficacy have not been fully evaluated by any regulatory authority.

In March 2017, the U.S. Food and Drug Administration (FDA) approved Dupixent® (dupilumab) in the U.S. for the treatment of adults with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies. The European Commission (EC) also granted marketing authorization for Dupixent for use in adults with moderate-to-severe atopic dermatitis who are candidates for systemic therapy in September 2017.

About Uncontrolled Persistent Asthma

People who live with uncontrolled, persistent asthma often experience decreased lung function and have severe attacks (exacerbations) that may lead to emergency room visits or hospitalizations. Despite currently available treatments, there is a need for new medicines that offer comprehensive asthma control including preservation of lung function and reduction in exacerbations.

Uncontrolled, persistent asthma is often associated with other Type 2 allergic inflammatory diseases including atopic dermatitis, nasal polyps, allergic rhinitis, eosinophilic esophagitis and food allergies. The disease is characterized by an imbalance or overactivity of certain immune cells (including eosinophils) and signaling proteins known as interleukins. Two of these are interleukin-4 (IL-4) and interleukin-13 (IL-13), which are central drivers of Type 2 inflammation.

About Dupilumab

Dupilumab is a fully human monoclonal antibody that is designed to simultaneously inhibit overactive signaling of IL-4 and IL-13 cytokines. Sanofi and Regeneron are studying dupilumab in a broad range of clinical development programs for diseases that are driven by Type 2 inflammation, including pediatric atopic dermatitis (Phase 3), nasal polyps (Phase 3) and eosinophilic esophagitis (Phase 2). These potential uses are investigational and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

For more information on dupilumab clinical trials please visit www.clinicaltrials.gov.

IMPORTANT SAFETY INFORMATION

Do not use if you are allergic to dupilumab or to any of the ingredients in DUPIXENT®.

Before using DUPIXENT, tell your healthcare provider about all your medical conditions, including if you:

•	have eye problems

•	have a parasitic (helminth) infection

•	have asthma

•	are scheduled to receive any vaccinations. You should not receive a “live vaccine” if you are treated with DUPIXENT.

•	are pregnant or plan to become pregnant. It is not known whether DUPIXENT will harm your unborn baby.

•	are breastfeeding or plan to breastfeed. It is not known whether DUPIXENT passes into your breast milk.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins and herbal supplements. If you have asthma and are taking asthma medicines, do not change or stop your asthma medicine without talking to your healthcare provider.

DUPIXENT can cause serious side effects, including:

•

Allergic reactions. Stop using DUPIXENT and go to the nearest hospital emergency room if you get any of the following symptoms: fever, general ill feeling, swollen lymph nodes, hives, itching, joint pain, or skin rash.

•	Eye problems. Tell your healthcare provider if you have any new or worsening eye problems, including eye pain or changes in vision.

The most common side effects include injection site reactions, eye and eyelid inflammation, including redness, swelling and itching, and cold sores in your mouth or on your lips.

Tell your healthcare provider if you have any side effect that bothers you or that does not go away. These are not all the possible side effects of DUPIXENT. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Use DUPIXENT exactly as prescribed. If your healthcare provider decides that you or a caregiver can give DUPIXENT injections, you or your caregiver should receive training on the right way to prepare and inject DUPIXENT. Do not try to inject DUPIXENT until you have been shown the right way by your healthcare provider.

Please click here for the full Prescribing Information. The patient information is available here.

INDICATION

DUPIXENT is used to treat adult patients with moderate-to-severe atopic dermatitis (eczema) that is not well controlled with prescription therapies used on the skin (topical), or who cannot use topical therapies. DUPIXENT can be used with or without topical corticosteroids. It is not known if DUPIXENT is safe and effective in children. DUPIXENT is administered by subcutaneous injection every two weeks after an initial loading dose.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

About Regeneron Pharmaceuticals, Inc

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led by physician-scientists for the past 30 years, our unique ability to repeatedly and consistently translate science into medicine has led to six FDA-approved treatments and over a dozen product candidates, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, heart disease, allergic and inflammatory diseases, pain, cancer, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through its unique VelociSuite® technologies, including VelociGene® and VelocImmune®, and ambitious initiatives such as The Regeneron Genetics Center, one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

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Regeneron Investor Relations Contact

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Manisha.narasimhan@regeneron.com

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